

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 23, 2022

David Byrnes
Executive Vice President and Chief Financial Officer
Madison Square Garden Entertainment Corp.
Two Penn Plaza
New York, NY 10121

> **Re: Madison Square Garden Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed August 19, 2022**
> **File No. 001-39245**

Dear David Byrnes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted operating income (loss) ("AOI"), page 63

1. Please tell us your calculation of the non-GAAP adjustment for non-cash portion of arena license fees from MSG Sports in fiscal years 2022 and 2021. Please also tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2. Please disclose the nature of the adjustment for other purchase accounting and explain why you believe the impact of purchase accounting adjustments related to business acquisitions should be excluded from the adjusted operating income calculation.

Cash Flow Discussion, page 79

3.   Your presentation of the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities appears to be a non-GAAP measure. Please either remove this subtotal or provide the disclosure required by Item 10(e) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services